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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                           DYNACQ INTERNATIONAL, INC.

            --------------------------------------------------------
                                (Name of issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

            --------------------------------------------------------
                         (Title of class of securities)


                                    267919306

            --------------------------------------------------------
                                 (CUSIP number)


                                FEBRUARY 14, 2003

            --------------------------------------------------------
             (Date of event which requires filing of this statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            CUSIP NO. 267919306

 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

         Chiu M. Chan

------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*
         (a)  / /
         (b)  / /
------------------------------------------------------------------------
 (3) SEC Use Only

------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

         Mr. Chan is a citizen of the People's Republic of China (Hong Kong).
------------------------------------------------------------------------
                               (5)  Sole Voting Power

                                        7,271,860 (1)

    NUMBER OF                -------------------------------------------
     SHARES                    (6)  Shared Voting Power
  BENEFICIALLY
    OWNED BY                            1,615,254 (2)
      EACH                   -------------------------------------------
   REPORTING                   (7)  Sole Dispositive Power
  PERSON WITH
                                        7,271,860 (1)

                               -------------------------------------------
                               (8) Shared Dispositive Power

                                        1,615,254 (2)

------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  8,887,114

-----------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                / /
------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                  59.4%

------------------------------------------------------------------------
(12) Type of Reporting Person

                  IN

------------------------------------------------------------------------

(1) Includes stock which Mr. Chan has the right to acquire through the exercise of stock options within 60 days of this filing.
(2) Mr. Chan may also be deemed to share the power to vote and dispose of 1,615,254 shares held in the name of Ella Chan, Mr. Chan's spouse.

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Item 1       (a)  Name of Issuer:
                           Dynacq International, Inc.

             (b)  Address of Issuer's Principal Executive Offices:
                           10304 Interstate 10 East, Suite 369
                           Houston, Texas 77029

Item 2       (a)  Name of Person Filing:
                           Chiu M. Chan

             (b)  Address of Principal Business Office:
                           10304 Interstate 10 East, Suite 369
                           Houston, Texas 77029

             (c)  Citizenship:
                           Mr. Chan is a citizen of the
                           People's Republic of China (Hong Kong).

             (d)  Title of Class of Securities
                           Common Stock, par value $.001 per share

             (e)  CUSIP Number:
                           267919306

Item 3 If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

             (a)  [   ] Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o);

             (b)  [   ] Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c);

             (c)  [   ] Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);

             (d)  [   ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [   ] Investment adviser in accordance with
                        Section 240.13d-1(b)(1)(ii)(E);

             (f)  [   ] Employee benefit plan or endowment fund in accordance
                        with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [   ] Parent holding company or control person in accordance
                        with Section  240.13d-1(b)(1)(ii)(G);

             (h)  [   ] Savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [   ] Church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [   ] Group, in accordance with
                        Section 240.13d-1(b)(1)(ii)(J).

Item 4  Ownership:

          (a)  Amount Beneficially Owned:                        8,887,114
          (b)  Percent of Class:                                 59.4%
          (c)  Number of Shares as to which the person has:
               (i)  sole power to vote or to direct the vote:    7,271,860 (1)
               (ii) shared power to vote or to direct the vote:  1,615,254 (2)

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               (iii) sole power to dispose
                     or to direct the disposition of:            7,271,860 (1)
                (iv) shared power to dispose
                     or to direct the disposition of:            1,615,254 (2)

(1) Includes stock which Mr. Chan has the right to acquire through the exercise of stock options within 60 days of this filing.
(2) Mr. Chan may also be deemed to share the power to vote and dispose of 1,615,254 shares held in the name of Ella Chan, Mr. Chan's spouse.

Item 5 Ownership of 5% or Less of a Class:

             Not applicable

Item 6 Ownership of More than 5% on Behalf of Another Person:

             Not applicable

Item 7 Identification and Classification of the Subsidiary which
       Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable

Item 8 Identification and Classification of Members of the Group:

             Not applicable

Item 9  Notice of Dissolution of Group:

             Not applicable

Item 10  Certification:

             Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2003



                                                     By:  /s/ Chiu M. Chan
                                                          ----------------
                                                          CHIU M. CHAN

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